Exhibit 99.3

TOTAL

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Isabelle DESMET

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Marie-Isabelle FILLIETTE

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Victoria CHANIAL

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Aude COLAS DES FRANCS

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Vincent GRANIER

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Paul NAVEAU

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Quentin VIVANT

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Florent SEGURA

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Anastasia ZHIVULINA

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TOTAL S.A.

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Jubail Platform in Saudi Arabia Ships First Cargo of Refined Products

Paris, 26th September 2013 - SATORP, a joint venture between Saudi Aramco (62.5%) and Total (37.5%), has begun shipping refined products from the Jubail complex in Saudi Arabia. Saudi Aramco loaded a first shipment of heavy fuel oil at the Jubail oil terminal on September 23. The next shipment will be a cargo of diesel lifted by Total in late September.

Commissioning of the SATORP refinery and petrochemical complex commenced several weeks ago.

SATORP has been producing commercial-grade fuel oil and diesel since September 13. Crude oil is being processed into naphtha, diesel and heavy fuel oil in the first atmospheric distillation units on line.

The facility’s size and complexity mean that commissioning will be a months-long process, during which units will be started up in stages.

As more conversion units come on stream, the products will undergo more complex processes and the amount of crude oil refined will ramp up.

Construction work on Jubail commenced in early April 2010. All units are scheduled to be up and running by end-2013.

The Jubail Complex

The full-conversion Jubail complex is designed to refine 400,000 barrels per day (or around 20 million tons per year) of oil to produce high-grade automotive fuel.

The complex also includes integrated petrochemical units to produce benzene, paraxylene and propylene. The feedstock is Arab Heavy crude oil from the nearby Safaniya and Manifa fields.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com